Exhibit 99.1

ASX RELEASE

23 Oct 2023

KAZIA THERAPEUTICS ANNOUNCES CLINICAL DATA AT ESMO 2023 FROM ONGOING PHASE 1 EVT801 STUDY

Sydney, 23 Oct 2023 – Kazia Therapeutics Limited (NASDAQ: KZIA; ASX: KZA), an oncology-focused drug development company, announces that selected clinical data from the company’s ongoing Phase 1 clinical trial evaluating EVT801 in patients with advanced solid tumours was presented at the European Society of Medical Oncology Congress 2023 (ESMO 2023) on Saturday, 21 October 2023.

Professor Carlos A Gomez-Roca, (IUCT-Oncopole, Toulouse France) presented data from a correlation analysis of tumour biopsies from six (6) enrolled patients with high grade serous ovarian cancer (HGS-OC). To date, twenty (20) patients with advanced solid tumors have been dosed in in the ongoing Phase 1 clinical trial, and the trial has advanced to dose escalation cohort 6.

Key Points from the presentation:

•

The hypothesis for EVT801’s mechanism of action involves three (3) sequential anti-cancer mechanisms, all of which are thought to contribute to the potential inhibition of tumour growth and metastasis:

○

Preventing tumour growth by impairing both tumour angiogenesis and (lymph)angiogenesis, thereby stabilizing the tumour vasculature, reducing metastasis, and reducing hypoxia in the tumour microenvironment.

○	Enhancing anti-cancer immunity as reflected by a decrease in immunosuppressive cytokines and cells in the circulation and tumour environment.

○	Promoting T-cell infiltration into the tumour, ultimately supporting an enhanced and long-lasting anti-tumour immune response.

•	In a data analysis of biopsies from six (6) HGS-OC patients, high levels of VEGFR3 expression tended to be correlated with the following:

○	Higher levels of hypoxia;

○	Increased immune checkpoint (PD1) resistance; and

○	Negatively correlated with CD8 positive T-cells infiltration.

•

While these findings would need to be confirmed in patients in other indications, these correlations are encouraging and suggest that patients with hypoxic HGS-OC tumours that are poorly infiltrated with CD8 positive T-cells and with high VEGFR3 expression may benefit from EVT801 treatment.

“In spite of recent advances in treatments for ovarian cancer, there is an extremely high rate of recurrence. The success of immune checkpoint inhibitors in other solid tumours has not carried through to high grade serous ovarian cancer. In data previously presented at AACR 2023, we demonstrated a high prevalence of VEGFR-3 expression in HGS-OC tumours, and we have now presented data showing a positive correlation between VEGFR-3 expression and hypoxia and PD1 resistance signature and a negative correlation with CD8 positive T-cell infiltration,” said Dr. John Friend, Chief Executive Officer of Kazia. “We look forward to completing dose escalation in stage 1 of the ongoing study and progressing to stage 2 of the Phase 1 Study .”

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (NASDAQ: KZIA; ASX: KZA) is an oncology-focused drug development company, based in Sydney, Australia.

Our lead program is paxalisib, a brain-penetrant inhibitor of the PI3K / Akt / mTOR pathway, which is being developed to treat multiple forms of brain cancer. Licensed from Genentech in late 2016, paxalisib is or has been the subject of ten clinical trials in this disease. A completed Phase 2 study in glioblastoma reported promising signals of clinical activity in 2021, and a pivotal study, GBM AGILE, is ongoing, with final data expected in CY2023. Other clinical trials are ongoing in brain metastases, diffuse midline gliomas, and primary CNS lymphoma, with several of these having reported encouraging interim data.

Paxalisib was granted Orphan Drug Designation for glioblastoma by the US Food and Drug Administration (US FDA) in February 2018, and Fast Track Designation for glioblastoma by the US FDA in August 2020. In addition, paxalisib was granted Rare Pediatric Disease Designation and Orphan Designation by the US FDA for DIPG in August 2020, and for atypical teratoid / rhabdoid tumours (AT/RT) in June 2022 and July 2022, respectively.

Kazia is also developing EVT801, a small-molecule inhibitor of VEGFR3, which was licensed from Evotec SE in April 2021. Preclinical data has shown EVT801 to be active against a broad range of tumour types and has provided evidence of synergy with immuno-oncology agents. A Phase 1 study commenced recruitment in November 2021.

For more information, please visit www.kaziatherapeutics.com or follow us on Twitter @KaziaTx.

Forward-Looking Statements

This announcement may contain forward-looking statements, which can generally be identified as such by the use of words such as “may,” “will,” “estimate,” “future,” “forward,” “anticipate,” or other similar words. Any statement describing Kazia’s future plans, strategies, intentions, expectations, objectives, goals or prospects, and other statements that are not historical facts, are also forward-looking statements, including, but not limited to, statements regarding: the timing for results and data related to Kazia’s clinical and preclinical trials, and Kazia’s strategy and plans with respect to its programs, including paxalisib and EVT801. Such statements are based on Kazia’s current expectations and projections about future events and future trends affecting its business and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements, including risks and uncertainties: associated with clinical and preclinical trials and product development, related to regulatory approvals, and related to the impact of global economic conditions. These and other risks and uncertainties are described more fully in Kazia’s Annual Report, filed on form 20-F with the SEC, and in subsequent filings with the United States Securities and Exchange Commission. Kazia undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this announcement.